1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

January 28, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Edward Bartz

Re:	Strategic Global Income Fund, Inc. (“Registrant”)
File No. 811-06475

Dear Mr. Bartz:

This letter responds to comments that you provided to me in a telephonic discussion on January 21, 2016 with respect to the preliminary proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended, on January 12, 2016. We have summarized the comments of the staff of the Securities and Exchange Commission (“SEC”) below, followed by the Registrant’s responses.

1.	Comment: The SEC staff notes that on page 1 of the proxy statement, the disclosure states that “[i]n the event that…a quorum is present at the annual meeting but sufficient votes to approve any of the proposals are not received, the chairman of the meeting has the power to adjourn the meeting, to a date not more than 120 days after the original record date for the meeting, without notice other than announcement at the meeting.” Please supplementally explain the chairman’s authority to adjourn the meeting under such circumstances.

Response: The Registrant respectfully notes that the chairman’s authority to adjourn a shareholder meeting under such circumstances is consistent with Maryland law and the Registrant’s Bylaws. Maryland General Corporation Law (“MGCL”) § 2-511(d) provides for the adjournment or postponement of shareholder meetings “from time to time without further notice to a date not more than 120 days after the original record date.” This section of the MGCL provides the chairman of a shareholder meeting with broad authority to conduct the meeting, including with respect to adjourning the meeting, subject to the bylaws of the corporation. The Registrant’s bylaws provide that the chairman of the meeting may prescribe the rules of all shareholder meetings, including “concluding a meeting or recessing or adjourning the meeting to a later date and time at a place announced at the meeting.” Since 2011, the proxy statements of the Registrant have provided for adjournment by the chairman under the circumstances referenced in the SEC staff’s comment.

2.	Comment: In the table listing the experience of the directors, for the column entitled “Other directorships held by nominee” and “Other directorships held by director,” please note that this information is provided for the past five years.

Response: As previously discussed with the SEC staff, the Registrant respectfully declines to make this change. Instruction 7 to Item 22(b)(1) of Schedule 14A requires the Registrant to include any directorships “that are held by a director or nominee for election as director” in the table but does not state that this information must be presented for the past five years. As previously discussed with the SEC staff, consistent with Item 22(b)(4)(ii), the Registrant notes that it does disclose information regarding past directorships held by directors or nominees for election as director in the section titled “Additional information about the Board” on page 6 of the proxy statement.

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In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Keith A. Weller

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